UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1 U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: JULY 7, 2021 AT FUND CLOSURE

COMMISSION FILE NO. 024 11011

GILMORE HOMES  GILMORE LOANS, LLC

(Exact name of registrant as specified in its charter)

Georgia

(State of other jurisdiction of incorporation or organization)

81 0783475

(I.R.S. Employer Identification No.)

5401 Old National Highway, #419

Atlanta, Georgia 30349

Phone: (601) 582.1851

(Address, including zip code, and telephone number,

including area code of issuer principal executive office)

CLASS A, PREFERRED SHARES

(Title of each class of securities issued pursuant to Regulation A)

EMAILS FOR CORRESPONDENCE:

michael_gilmore2001@yahoo.com

  mlgilmorecompany@gmail.com

CURRENT EVENTS

Gilmore Homes Gilmore Loans, LLC hereby file this current report pursuant to Rule 257(b)(4) of Regulation A 230.251 – 230.263.

PRELIMINARY STATEMENT REGARDING LATE FILING OF CURRENT REPORT FORM 1 U

Gilmore Homes Gilmore Loans, LLC is filing this current report Form 1 U in reliance on the temporary relief from ongoing requirements provided in paragraph (f) of 17 CFR 230.257. Like most businesses, our fundraising and operations have been impacted by the Coronavirus pandemic in the community and steps taken to avoid it. Our company was not able to meet the minimum investors nor the minimum investment amount or any amount, only accumulated substantial debt of $8,530 in 2020 and $1,050 in 2021 payable to Related Parties in organizing and maintaining this Regulation A+ Tier II Offering and Fund. Accordingly, our ability to close and reconcile monthly, quarterly and annual financial reports and records have been seriously impaired. As a result, our proptech, fintech and consumertech, emerging growth company have found it impossible to provide properly audited semiannual and annual audited financial statements in addition to a current report, quickly enough to timely file this report and others.

ITEM 4. Changes in Issuer’s Certifying Accountant

At fund closure on July 7, 2021, after its 12 month period, BF Borgers CPA PC, who was previously engaged as the independent accountant to audit the issuer’s financial statements, is no longer Gilmore Homes – Gilmore Loans, LLC accountant and auditor.

Gilmore Homes – Gilmore Loans, LLC failed to generate enough capital from investors to sustain our operations and ongoing reporting requirements. However, Mr. Borgers were paid the balance of $3,000 owed out of $6,000 total in May of 2020. See the Semiannual Report Form 1 SA. As we gear up for our Second Offering to raise up to $75,000,000 including Testing the Waters beginning in August 2021, Gilmore Homes Gilmore Loans, LLC plans to seek a new accountant and auditor.

ITEM 9. Other Events

If at first you don’t succeed, try and try again! With our Second Fund and Second Offering, Gilmore Homes Gilmore Loans, LLC will offer NO minimum amount to invest, starting at $75 per share. However, there will be a minimum amount of $7,500 to raise from both accredited and nonaccredited investors, before entitlement from Escrow and Transfer accounts. As we Test the Waters, as noted, our proptech, fintech and consumertech company do plan to raise more than $1,000 out of $50,000,000 in First Fund and First Offering, that did not materialize. With the $75,000,000 Second Fund and Second Offering, our real estate company hopes to do well from the general public Post Covid 19, which Covid 19 destroyed our fundraising efforts coupled with the minimum of $500 to invest, a price too high in the current health and economic climate.  We plan NO minimum amount to Invest, starting at $75 per 1 Class A Stock, for our Follow Up Offering.

At Fund Closure on July 7, 2021, after its 12 month period, Gilmore Homes  Gilmore Loans, LLC failed to reach the minimum number of investors and minimum investment amount. Our lack of fundraising efforts was largely due to the Coronavirus COVID 19 on the economy and our investors base of both accredited and non accredited investors.

Changes in Escrow and Transfer Agent

When Gilmore Homes Gilmore Loans, LLC files its forthcoming Second Offering and Second Fund to raise up to $75,000,000, during the SEC Comment Letters Period, we plan to retain a new Escrow and Transfer Agent other than Securities Transfer Corporation out of Dallas, Texas. In the interim, we do plan to Test the Waters aggressively post Covid 19 as we go through the forthcoming Comment Letter Period and Amendments for our Second Fund and Second Offering, as noted.

Consequently, Gilmore Homes  Gilmore Loans, LLC failed to generate enough capital from investors to sustain our operations and ongoing reporting requirements. Moreover, we only had 2 investors to invest (all monies, refunded), 14 investors to sign up, and over 9,400 potential investors, responded to our News Press Release about Our Offering and Fund.

See the Semiannual Report Form 1 SA.

                                                                                                 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2021

                                                                               GILMORE HOMES GILMORE LOANS, LLC

 By: Michael Gilmore, its manager

                                                                                /s/Michael Gilmore ___________________________

  Name: Michael Gilmore

                                                                                 Title: Chief Executive Officer and Founder

                                                                                 (Principal Executive Officer, Principal Financial and

                                                                                 Accounting Officer, Chief Financial Officer, Chief

                                                                                 Marketing Officer and Chief, Technology Officer)